Asiarim Corporation Suite 1601, Jie Yang Building, 271 Lockhart Road, Wanchai, Hong Kong Tel: (852) 9500-7299 Fax: (702) 948-5779
October 27, 2010
Mr. Larry Spirgel, Assistant Director Division of Corporation Finance United States Securities and Exchange Commission Washington, D.C. 20549
RE:	Asiarim Corporation Form 10-K for the Fiscal Year Ended September 30, 2009 Filed January 12, 2010 File No.: 333-147187
Dear Mr. Spirgel,

Further to our previous extension request letter dated October 8, 2010, we would like to request for a further 30 days extension for the submission of our replies to the comments in your letter, dated September 28, 2010, on or before November 30, 2010.

As our Auditors require additional time to review our amendments to the financial statements, for this reason the Company would appreciate if a further extension can be granted so that our auditors can have sufficient time to review the revised annual and quarterly reports.

Should you have any question, please do not hesitate to contact me at +852 9500-7299 (a Hong Kong number). Your prompt reply is appreciated.

Your faithfully,
For and on behalf of
Asiarim Corporation

/s/ Te Hwai HO
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Te Hwai HO
Director and Company Secretary

c.c.	Kenya Gumbs, Staff acountant Bob Littlepage, Accountant Branch Chief Ajay Koduri, Staff Attorney Celeste M. Murphy, Legal Branch Chief